FAIRFAX  News Release
 Stock Symbol: FFH (TSX and NYSE)

TORONTO, April 14, 2003

FAIRFAX PROVIDES PRELIMINARY REPORT
REGARDING FIRST QUARTER

Fairfax Financial Holdings Limited advises of the following information which it is providing to its annual meeting today:

•	Preliminary indications are that in the first quarter of 2003, Fairfax, as well as Crum & Forster, Odyssey Re and all of Fairfax’s Canadian property and casualty insurance companies, had a combined ratio of less than 100%. Fairfax notes that in mid-March, A.M. Best affirmed its financial strength ratings of all of these operating companies (A (Excellent) for Odyssey Re and A- (Excellent) for the others).

•	In the 2003 first quarter, Fairfax realized net pre-tax gains aggregating in excess of $140 million, primarily from the sale of bonds, in the investment portfolios of its insurance and reinsurance companies. At March 31, 2003 the total investment portfolio had an unrealized gain in excess of $125 million, compared to an unrealized gain of approximately $208 million at December 31, 2002.

•	After the first quarter repayment of its RHINOS preferred securities ($204 million), contribution of $30 million of additional capital to Lombard to support that company’s expanding business, payment of a common share dividend ($21 million) and first quarter interest and net operating expenses, Fairfax had approximately $229 million of cash, short term investments and marketable securities at the holding company level at March 31, 2003. As anticipated, Fairfax received no dividends from its operating subsidiaries during the first quarter; these dividends are usually received in the latter half of the year.

As previously announced, Fairfax will release its first quarter results after the close of markets on May 2, 2003 and will hold a conference call in the morning of the next business day to discuss those results.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

For further information contact: Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946